Mail Stop 4561

February 9, 2007

Mr. John P. Gorst
Chief Executive Officer
Gottaplay Interactive, Inc.
3226 Rosedale Street, Suite 200
Gig Harbor, WA 98335

> **Re:** **Gottaplay Interactive, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2006**
> **File No. 000-50806**

Dear Mr. Gorst:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Notes to the Consolidated Financial Statements

Note 1 – Organization and Merger, page F-8

1.   Your disclosure indicates that you accounted for the merger between Gotaplay Interactive and Donobi as a business combination pursuant to SFAS 141, whereby Gotaplay Interactive was identified as the acquiring entity. Your disclosure also states that the assets, liabilities and equity of the accounting and the legal acquirer (i.e. accounting acquiree) were recorded at historical cost. Clarify why you recorded the assets, liabilities and equity of Donobi (i.e. accounting acquiree) at historical cost. That is, since this transaction was accounted for as a business combination pursuant to SFAS

141, you are required to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair value at date of acquisition. We refer you to paragraphs 35 through 46 of SFAS 141. Please revise or advise as appropriate.

2.   Revise to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141.

Revenue Recognition and Deferred Revenues

ISP Division, page F-10

3.   Your disclosure indicates that revenues are recognized when the products are shipped. Clarify the types of products that are shipped in connection with your ISP division sales. In this respect, explain whether these products are delivered at the beginning of the arrangement to allow your customers to enable them to obtain internet service. If so, tell us why you believe that delivery of this product represents to culmination of an earnings process. Please clarify how your accounting complies with Section A.3.f of SAB Topic 13.

4.   Your disclosure states that you apply the percentage of completion method of accounting for contracts. Clarify why you believe it is appropriate to apply contract accounting pursuant to SOP 81-1 to your service arrangements. Clarify why you believe that your service contracts are scoped into SOP 81-1 pursuant to paragraphs 11 through 14 of SOP 81-1, including footnote 1. If your arrangements are not scoped into SOP 81-1, please tell us how the application of SAB Topic 13 would impact your accounting for these service contracts. We refer you to Section II.F.2 of the Commission's November 30, 2006 release, Current Accounting and Disclosure Issues in the Divisions of Corporation Finance.

Share-Based Payments, page F-11

5.   Your disclosure indicates that you have adopted the provisions of SFAS 123(R) during fiscal year 2006. Please clarify when you adopted SFAS 123(R). In addition, tell us whether you adopted SFAS 123(R) using the Modified Prospective, Modified Retrospective or Prospective Application Method, we refer you to paragraphs 74, 76 and 83 of SFAS 123(R), respectively.

6.   Revise to provide all the disclosures required by paragraphs 64 and 65, 84 and A240 through A242 of SFAS 123(R).

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief